EXHIBIT 4.25


                                 PROMISSORY NOTE


$115,619.60                Milpitas, California                     June 6, 2000



For value received, ADATOM.com, Inc., promises to pay Michele Ware the sum of One hundred and fifteen thousand six hundred nineteen dollars and sixty cents ($115,619.60) with interest at the rate of Ten Percent per annum until paid. Interest payable quarterly commencing on July 15, 2000 for the quarter ended June 30, 2000. Principal of $115,619.60 is due in one payment on July 24, 2000. Principal may be paid in whole or in part prior to the due date without penalty or premium.

Should default be made in payment of principal and/or interest when due, the whole sum of principal and interest shall become immediately due, at the option of the holder of the note. If action be instituted on this note, The maker promises to pay such sum as a Court may fix as attorney's fees.






Adatom.com, Inc.

By: /S/MICHAEL M. WHEELER
    ---------------------
Michael M. Wheeler
Controller